SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 1st of November 2005, for the month of October, 2005
TELENOR ASA
(Registrant’s Name)
Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : ☑	Form 40-F : ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes : ☐	No : ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

20.10.05 09:04 Marked=OB TEL TELENOR INCREASES ITS INDIRECT OWNERSHIP IN DTAC
Telenor`s Singapore subsidiary takes a 49 per cent stake in Thai Telco Holdings in a strategic realignment with Bencharongkul family. Telenor Asia thereby achieves enhanced operational role in mobile operator DTAC through its mother company UCOM. Telenor will, after the acquisition, have a direct ownership of 29,9% and an indirect ownership of 27.0% in DTAC.
Thai Telco Holdings Co. Ltd, (TTH) a limited liability Thai company, has executed a sale and purchase agreement (SPA) with the Bencharongkul family to acquire their 39.9 per cent stake in United Telecommunications Industries PCL (UCOM) for a total consideration of 9.2 billion Baht. Under the terms of the SPA, TTH will acquire 173.4 million UCOM shares at a price of 53.0 Baht per share.
TTH is a private investment company. Telenor Asia Pte Ltd, the wholly owned Singapore unit of Telenor AS of Norway, holds a 49 per cent stake in TTH.
Since 2000, Telenor Asia, in partnership with the Bencharongkul family, has been a significant direct investor in both UCOM and its 41.6 per cent owned affiliate, Total Access Communications PCL (TAC), which is commonly known by its popular brand, DTAC. The completion of this transaction by TTH represents an important step forward in the long standing partnership between the Bencharongkul family and Telenor Asia. As a result of these executed agreements Telenor Group will consolidate the accounts of TAC and UCOM.
Upon completion of this transaction, in compliance with relevant stock market regulations in Thailand and Singapore, TTH will launch a Mandatory Tender Offer for all outstanding shares of UCOM, and along with Telenor Asia, a Chain Principle Offer for all of the shares of TAC that they do not collectively own or control.

20.10.05 10:05 Marked=OB TEL CONFERENCE CALL PRESENTATION
Attached is the presentation for the conference in in connection to Telenor`s increased indirect stake in TAC.
Attachment on www.newsweb.no.
21.10.05 10:21 Market=OB TEL MANDATORY OFFER FOR TAC
Attached is the mandatory unconditional offer for
Total Access Commucation (TAC)
26.10.05 11:21 Marked=OB TEL DIGI RELEASE TODAY
Telenor`s subsidiary in Malaysia, Digi.Com, has reported their third quarter 2005 figures to the Kuala Lumpur Stock Exchange today. The reported figures in NOK mill. are as follows:
- Revenues: 1,285
- EBITDA: 560
- EBIT: 304
Total number of subscribers: 4.187 million
27.10.05 08:10 Market=OB TEL TELENOR ASA THIRD QUARTER 2005 RESULTS
The third quarter of 2005 showed a growth in revenues for the Telenor Group of 13% to NOK 17,641 million compared to the third quarter of 2004. EBITDA before other income and expenses was NOK 6,598 million. Profit before taxes and minority interests was NOK 3,785 million. Telenor`s net income was NOK 2,200 million. Capital expenditure amounted to NOK 3,720 million. The net interest-bearing liabilities was NOK 21,838 million.
The third quarter of 2005 showed a gowth in revenues for the Telenor Group of 13% to NOK 17.6 billion compared to the third quarter of 2004. Profit before taxes and minority interests was NOK 3.8 billion.

Telenor`s net income was NOK 2,200 million. Net income per share for the third quarter of 2005 was NOK 1.30.
EBITDA before other income and expenses was NOK 6,598 million. The mobile operations contributed to the increased EBITDA-margin.
The number of subscriptions in the consolidated mobile operations at the end of the third quarter was 27.9 million.
Capital expenditure amounted to NOK 3,720 million and increased due to strong customer growth in the international mobile operations. An ownership interest in a satellite was acquired in the third quarter of 2004.
Bredbandsbolaget Holding AB in Sweden and Cybercity A/S in Denmark were acquired for considerations of NOK4.5 billion and NOK 1.3 billion respectively. In addition Telenor acquired net interest-bearing liabilities of NOK 1.1 billion. Brebandsbolaget Holding AB in Sweden and Cybercity A/S in Denmark were consolidated as of 8 July and 5 July, respectively.
In the third quarter of 2005, and in accordance with the authority granted by Telenor`s General Meeting of 20 May 2005, Telenor purchased 7,430,000 of its own shares in the market for NOK 425 million.
On 26 October, Thai Telco Holdings (TTH), a 49% subsidiary of Telenor, completed the purchase of a 39.9% stake in United Telecommunications Industry PCL (UCOM) for a cash consideration of THB 9.2 billion. UCOM holds a 41.6% ownership interest in the Thai mobile company Total Access Communication PCL (DTAC). Prior to this acquisition, Telenor had an ownership interest of 29.9% in DTAC and 24.9% in UCOM, and Telenor will consolidate DTAC and UCOM from the fourth quarter of 2005.

OUTLOOK FOR 2005
Telenor maintains its outlook for 2005 as presented in Telenor`s report for the second quarter of 2005.
Compared to 2004, a continued high growth in revenues and EBITDA is expected for the mobile operations as a whole.
In Fixed Norway, revenues and EBITDA are expected to continue to decrease. The strong growth in the number of ADSL subscriptions is expected to continue, but this does not fully offset the expected decrease in revenues from PSTN/ISDN. In Broadcast, we expect EBITDA in line with 2004. High capital expenditure is expected in the fourth quarter of 2005, in which capital expenditure as a proportion of revenues is expected to slightly exceed 2004 levels.
An increasing share of Telenor`s revenues and results come from operations outside Norway. Currency fluctuations will to an increasing extent influence the reported figures in Norwegian Krone. Political risk, including regulatory conditions, might also influence the results.
Compared to 2004, Telenor expects that overall profits, adjusted for special items, will grow in 2005.
27.10.05 08:48 Marked=OB TEL PRESENTATION MATERIAL
Attached is the presentation material from
Telenor ASA
27.10.05 14:09 Market=OB TEL FINANCIAL REPORTING FROM TELENOR IN 2006
Telenor intends to presents its financial reports in 2006 and keep its Annual General Meeting according to this plan:
Thursday 16th February: results for the 4th quarter and year 2005 results. Thursday 4th May: results for the 1st quarter 2006.
Tuesday 23rd May: Annual General Meeting. Friday 21st July: results for the 2nd quarter 2006.
Thursday 26th October: results for the 3rd quarter 2006.

Press release sent 31st of October:
01.11.05 08:12 Marked=OB TEL TELENOR ACQUIRES VODAFONE SWEDEN
Telenor has entered into an agreement with Vodafone Group for the acquisition of its subsidiary Vodafone Sweden for a consideration equivalent to EUR 1,035 million (enterprise value).
Vodafone Sweden is the third largest mobile operator in Sweden, with 1.5 million subscribers and a market share of approximately 15 per cent (23 per cent measured in revenues). Vodafone Sweden has higher average revenue per user than any of its competitors in the Swedish market. It is also the second largest player in the Swedish business market, with a 30 per cent market share among corporate customers. For the financial year 2005, ending at 31 March 2005, Vodafone Sweden posted SEK 6.7 billion in revenues. The company is a wholly owned subsidiary of Vodafone Group.
The acquisition of Vodafone Sweden will enhance Telenor`s position in Sweden, and increase Telenor`s Scandinavian mobile customer base by 37 per cent, totalling 5.6 million subscribers. The possession of Vodafone Sweden will strengthen Telenor`s presence in the business market, where large business customers to an increasing degree demand seamless Nordic communications solutions. Through the acquisition of Vodafone Sweden, Telenor will be able to offer even more competitive services in the Scandinavian market.
Telenor and Vodafone have agreed the terms of a Partner Network Agreement in Sweden, allowing Telenor, Vodafone Sweden and Vodafone customers to benefit from Vodafone`s global brand, products and services in Sweden. The transaction will be concluded by the turn of the year 2005/2006, provided that approval is secured from EU competition authorities.
Press release sent 31st of October: 01.11.05 08:13 Marked=OB TEL PRESENTATION MATERIAL
Attached is the presentation and analytical
information on the acquisition of Vodafone Sweden.

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:
Name: Trond Westlie
(sign.)
Title: CFO
Date: 1st of November, 2005